--------------------------
                                                            OMB APPROVAL
                                                      --------------------------
                                                      OMB Number: 3235-0145
                                                      Expires: December 31, 2005
                                                      Estimated average burden
                                                      hours per response . . .11
                                                      --------------------------

                       SECURITIES AND EXCHANGE COMMISSION

                              Washington, DC 20549

                                  SCHEDULE 13D
                              (Section 240.13d-101)
             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
        TO SECTION 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

                              SECTION 240.13d-2(a)
                           (Amendment No. _________)1


                           Davel Communications, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                     Common Stock, par value $0.01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    23834110
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                               c/o Gregory Murphy
                             Patriarch Partners, LLC
                        112 South Tryon Street, Suite 700
                         Charlotte, North Carolina 28284
                                 (704) 227-1204
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                  July 24, 2002
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


    If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 13d-1(f) or
                   240.13d-1(g), check the following box [ ].

          Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See
       Section 240.13d-7 for other parties to whom copies are to be sent.
                         (Continued on following pages)
                               Page 1 of 18 Pages


--------
     1 The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         Exhibit Index Found on Page 17






                               Page 2 of 18 Pages

                                       13D
==================
CUSIP No. 23834110
==================

------------====================================================================
    1       NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

            ARK CLO 2000-1, Limited
------------====================================================================
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

                                                               (a) [   ]
                                                               (b) [ X ]
------------====================================================================
    3       SEC USE ONLY

------------====================================================================
    4       SOURCE OF FUNDS (See Instructions)

            OO, AF
------------====================================================================
    5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
            TO ITEMS 2(d) OR 2(e)
                                                                   [   ]
------------====================================================================
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            Cayman Islands
-------------------------------------===========================================
                            7        SOLE VOTING POWER

                                     -0-
                         ------------===========================================
        NUMBER OF           8        SHARED VOTING POWER
         SHARES
      BENEFICIALLY                   53,621,854.53 Shares
        OWNED BY         ------------===========================================
          EACH              9        SOLE DISPOSITIVE POWER
       REPORTING
      PERSON WITH                    -0-
                         ------------===========================================
                            10       SHARED DISPOSITIVE POWER

                                     53,621,854.53 Shares
-------------------------------------===========================================
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            53,621,854.53 Shares
------------====================================================================
    12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES (See Instructions)
                                                                   [   ]
------------====================================================================
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            8.7 %
------------====================================================================
    14      TYPE OF REPORTING PERSON (See Instructions)

            00
------------====================================================================


                               Page 3 of 18 Pages

                                       13D

==================
CUSIP No. 23834110
==================

------------====================================================================
    1       NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

            Patriarch Partners, LLC
------------====================================================================
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

                                                               (a) [   ]
                                                               (b) [ X ]
------------====================================================================
    3       SEC USE ONLY

------------====================================================================
    4       SOURCE OF FUNDS (See Instructions)

            OO, AF
------------====================================================================
    5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
            TO ITEMS 2(d) OR 2(e)
                                                                   [   ]
------------====================================================================
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware
-------------------------------------===========================================
                            7        SOLE VOTING POWER

                                     -0-
                         ------------===========================================
        NUMBER OF           8        SHARED VOTING POWER
         SHARES
      BENEFICIALLY                   53,621,854.53 Shares
         OWNED BY        ------------===========================================
          EACH              9        SOLE DISPOSITIVE POWER
       REPORTING
      PERSON WITH                    -0-
                         ------------===========================================
                            10       SHARED DISPOSITIVE POWER

                                     53,621,854.53 Shares
-------------------------------------===========================================
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            53,621,854.53 Shares
------------====================================================================
    12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES (See Instructions)
                                                                   [   ]
------------====================================================================
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            8.7 %
------------====================================================================
    14      TYPE OF REPORTING PERSON (See Instructions)

            00
------------====================================================================


                               Page 4 of 18 Pages

                                       13D
==================
CUSIP No. 23834110
==================

------------====================================================================
    1       NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

            LD Investments, LLC
------------====================================================================
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

                                                               (a) [   ]
                                                               (b) [ X ]
------------====================================================================
    3       SEC USE ONLY

------------====================================================================
    4       SOURCE OF FUNDS (See Instructions)

            OO, AF
------------====================================================================
    5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
            TO ITEMS 2(d) OR 2(e)
                                                                   [   ]
------------====================================================================
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware
-------------------------------------===========================================
                            7        SOLE VOTING POWER

                                     -0-
                         ------------===========================================
        NUMBER OF           8        SHARED VOTING POWER
         SHARES
      BENEFICIALLY                   53,621,854.53 Shares
         OWNED BY        ------------===========================================
          EACH              9        SOLE DISPOSITIVE POWER
       REPORTING
      PERSON WITH                    -0-
                         ------------===========================================
                            10       SHARED DISPOSITIVE POWER

                                     53,621,854.53 Shares
-------------------------------------===========================================
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            53,621,854.53 Shares
------------====================================================================
    12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES (See Instructions)
                                                                   [   ]
------------====================================================================
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            8.7 %
------------====================================================================
    14      TYPE OF REPORTING PERSON (See Instructions)

            00
------------====================================================================


                               Page 5 of 18 Pages

                                       13D
==================
CUSIP No. 23834110
==================

------------====================================================================
    1       NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

            Lynn Tilton
------------====================================================================
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

                                                               (a) [   ]
                                                               (b) [ X ]
------------====================================================================
    3       SEC USE ONLY

------------====================================================================
    4       SOURCE OF FUNDS (See Instructions)

            OO, AF, PF
------------====================================================================
    5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
            TO ITEMS 2(d) OR 2(e)
                                                                   [   ]
------------====================================================================
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            United States
-------------------------------------===========================================
                            7        SOLE VOTING POWER
                                     -0-
                         ------------===========================================
        NUMBER OF           8        SHARED VOTING POWER
         SHARES
      BENEFICIALLY                   53,621,854.53 Shares
        OWNED BY         ------------===========================================
          EACH              9        SOLE DISPOSITIVE POWER
       REPORTING
      PERSON WITH                    -0-
                         ------------===========================================
                            10       SHARED DISPOSITIVE POWER

                                     53,621,854.53 Shares
-------------------------------------===========================================
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            53,621,854.53 Shares
------------====================================================================
    12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES (See Instructions)
                                                                   [   ]
------------====================================================================
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            8.7 %
------------====================================================================
    14      TYPE OF REPORTING PERSON (See Instructions)

            IN
------------====================================================================


                               Page 6 of 18 Pages

Item 1.  Security And Issuer.
------   -------------------

         This statement relates to shares of Common Stock, $0.01 par value of Davel Communications, Inc. (the "Shares") The Company's principal offices are located at 1001 Lakeside Avenue, Cleveland, OH 44114.

Item 2.  Identity And Background.
------   -----------------------

         (a) This statement is filed by the entities and persons listed below, all of whom together are referred to herein as the "Reporting Persons".

         ARK
         ---

               (i) ARK CLO 2000-1, Limited, a Cayman Islands limited liability company ("ARK"), with respect to the Shares held by it; and

         The Collateral Manager
         ----------------------

               (ii) Patriarch  Partners,   LLC,  a  Delaware  limited  liability
                    company (the "Collateral Manager"), with respect to the Shares held by ARK;

         LD Investments, LLC
         -------------------

               (iii)LD Investments,  LLC, a Delaware limited  liability  company
                    ("LDI"), with respect to the Shares held by ARK; and

         The Manager of The Collateral Manager
         -------------------------------------

               (iv) Lynn Tilton  ("Tilton")  with  respect to the Shares held by
                    ARK.

         The Shares reported hereby for ARK are owned directly by ARK. The Collateral Manager, as collateral manager to ARK pursuant to that certain Collateral Management Agreement, dated as of December 21, 2000, among ARK, the Collateral Manager and Teachers Insurance and Annuity Association of America, may be deemed to be a beneficial owner of all of such Shares. LDI, as the sole member of the Collateral Manager, may be deemed to be a beneficial owner of all of such Shares. Tilton, as the manager of the Collateral Manager and the manager and majority owner of LDI, may be deemed to be a beneficial owner of all of such Shares. Each of the Collateral Manager, LDI and Tilton hereby disclaims any beneficial ownership of any of such Shares.


                               Page 7 of 18 Pages

         (b) The address of the principal business and principal office of ARK, the Collateral Manager, LDI and Tilton is c/o Patriarch Partners, LLC, 40 Wall Street, 25th Floor, New York, NY 10005.

         (c) The principal business of ARK is that of purchasing, selling and managing investments for its own account. The principal business of the Collateral Manager is to act as the collateral manager to ARK. The principal business of LDI is the ownership of the Collateral Manager and Patriarch Partners II, LLC, a Delaware limited liability company. The principal business of Tilton is to act as the manager of the Collateral Manager, LDI and certain other affiliated entities and to provide investment, managerial and restructuring and business advice.

         (d) None of ARK, the Collateral Manager, LDI or Tilton has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) None of ARK, the Collateral Manager, LDI or Tilton has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f) The citizenship of each of ARK, the Collateral Manager, LDI and Tilton is set forth above.

         The other information required by Item 2 relating to the identity and background of the Reporting Persons is set forth in Annex 1 hereto.

Item 3.  Source And Amount Of Funds And Other Consideration.
------   --------------------------------------------------

         On December 28, 2000, ARK acquired at a price less than the full principal amount of the loans outstanding certain loans (the "Debt") issued by Davel Financing Company, L.L.C., a wholly-owned


                               Page 8 of 18 Pages
subsidiary of the Company ("Davel Financing"), pursuant to that certain Credit Agreement dated as of December 23, 1998 among Davel Financing as borrower, Davel and certain other subsidiaries as guarantors and the lenders named therein (the "Davel Lenders") (as amended and modified, the "Existing Credit Agreement"). As part of a merger (the "Merger") between the Company and Phonetel Technologies, Inc. ("Phonetel") pursuant to that certain Agreement and Plan of Reorganization and Merger dated as of February 19, 2002 among the Company, Davel Financing, Phonetel, DF Merger Corp. ("DF Merger"), and PT Merger Corp, (the "Merger Agreement"), ARK and the other Davel Lenders entered into that certain Exchange Agreement dated February 19, 2002 among Davel Financing, the Company, DF Merger, Phonetel, Cherokee Communications, Inc. and certain other parties named therein (the "Exchange Agreement") pursuant to which each of the Davel Lenders agreed to exchange certain of its debt outstanding under the Existing Credit Agreement for certain shares of common stock of DF Merger. ARK, the Company, the other Davel Lenders and certain other parties also executed a Commitment Letter dated February 19, 2002 pursuant to which the Davel Lenders and the Company committed to and agreed to certain financial restructuring transactions regarding the Company and Phonetel, including but not limited to the Merger (the "Commitment Letter"). On July 24, 2002, upon the consummation of the Merger and pursuant to the Merger Agreement, such DF Merger shares were converted into shares of common stock of the Company. Pursuant to Exchange Agreement, ARK exchanged approximately $24,479,121 of outstanding principal amount of loans outstanding under the Existing Credit Agreement, plus accrued interest and fees for
140.8829771154 shares of common stock of DF Merger (the "DF Shares"). Pursuant to the Merger Agreement, the DF Shares converted into the 53,621,854.53 Shares reported in this Schedule 13D.

         On December 28, 2000, ARK issued notes and preferred stock (which included preferred stock issued to the Collateral Manager), the proceeds of which were used by ARK to purchase a large


                               Page 9 of 18 Pages
portfolio of stressed and distressed loans from an affiliate of Fleet National Bank, including the Debt. The funds used by the Collateral Manager to purchase such preferred stock included personal funds contributed by Tilton.

Item 4.  Purpose Of The Transaction.
------   --------------------------

         The Shares were acquired in connection with the Merger, as described in
Item 3 above. They were and continue to be held by ARK for investment purposes. Thomas McDonnell, a Managing Director of Patriarch, is a member of an informal steering committee (the "Steering Committee") which from time to time provides advice to the Company regarding the Company, including but not limited to its operations.

         Although no Reporting Person has any specific plan or proposal to acquire or dispose of the Shares, consistent with its investment purpose, each Reporting Person at any time and from time to time may acquire additional Shares or other securities of the Company or dispose of any or all of its Shares depending upon an ongoing evaluation of the investment in such securities, prevailing market conditions, other investment opportunities, liquidity requirements of such Reporting Person and/or other investment considerations. No Reporting Person has made a determination regarding a maximum or minimum number of Shares that it may hold at any point in time.

         As a condition to closing under the Exchange Agreement described above, the Davel Lenders, including ARK, the Company and certain other holders of the Company's common stock entered into that certain Registration Rights Agreement dated as of February 19, 2002, (the "Registration Rights Agreement"). The Registration Rights Agreement provides for certain demand registration rights and certain "piggyback" registration rights for the holders of Shares party to the agreement. This summary is qualified in its entirety by the terms and conditions of the Registration Rights Agreement.


                              Page 10 of 18 Pages

         Prior to and in contemplation of the Merger, ARK and Madeline L.L.C. entered into that certain Credit Agreement dated as of February 19, 2002 among Davel Financing, Phontel and Cherokee Communications, Inc. as borrowers, the Company and certain of its subsidiaries as guarantors and the lenders named therein pursuant to which the lenders provided to such borrowers a $10,000,000 senior secured credit facility (the "New Credit Agreement"). On February 19, 2002, subsequent to the closing, ARK Investment Partners II, L.P. ("AIP"), an affiliate of ARK, executed an Assignment Agreement with ARK whereby ARK assigned 75% of its rights and obligations under the New Credit Agreement to AIP. ARK and AIP together provided 40% the borrowings under the New Credit Agreement. In addition, ARK's remaining $8,946,070 loans under the Existing Credit Agreement were amended, restated and consolidated pursuant to that certain Amended, Restated and Consolidated Credit Agreement dated as of July 24, 2002 (the "Restated Credit Agreement"), among Davel Financing, Phontel and Cherokee Communications, Inc., as borrowers, the Company and certain of its subsidiaries as guarantors, Foothill Capital Corporation as Agent and the lenders named therein. For a copy of the New Credit Agreement, see Exhibit 10.2 of the Company's 8-K filed with the SEC on February 27, 2002. For a copy of the Restated Credit Agreement, see Exhibit 10.9 of the Company's 8-K filed with the SEC on August 1, 2002.

         Also, consistent with their investment intent, the Reporting Persons have engaged and intend to continue to engage in communications with one or more shareholders of the Company, one or more members of the Steering Committee, one or more officers of the Company, one or more members of the board of directors of the Company and/or one or more other persons regarding the Company, including but not limited to its operations.

         Except to the extent the foregoing may be deemed a plan or proposal, none of the Reporting Persons has any plans or proposals which relate to, or could result in, any of the matters referred to in


                              Page 11 of 18 Pages
paragraphs (a) through (j), inclusive, of the instructions to Item 4 of Schedule 13D. The Reporting Persons may, at any time and from time to time, review or reconsider their position and/or change their purpose and/or formulate plans or proposals with respect thereto.

Item 5.  Interest In Securities Of The Issuer.
------   ------------------------------------

         (a) ARK
             ---

                  (a),(b) The information set forth in Rows 7 through 13 of the cover page hereto for ARK is incorporated herein by reference. The percentage amount set forth in Row 13 for all cover pages filed herewith is calculated based upon 615,020,084 Shares outstanding as of November 10, 2002 as reported by the Company in its Quarterly Report on Form 10-Q for the period ended September 30, 2002 filed with the Securities and Exchange Commission on November 14, 2002.

                  (c) There were no purchases or sales of any securities of the Company in the last 60 days.

                  (d) The Collateral Manager, as the collateral manager to ARK, has the power to direct the affairs of ARK, including the disposition of the proceeds of the sale of the securities held by ARK. LDI is the sole member of the Collateral Manager. Tilton is the manager of the Collateral Manager and the manager and majority owner of LDI.

                  (e)      Not applicable.

         (b) The Collateral Manager
             ----------------------

                  (a),(b) The information set forth in Rows 7 through 13 of the cover page hereto for the Collateral Manager is incorporated herein by reference.

                  (c)      None.

                  (d) The Collateral Manager, as the collateral manager to ARK, has the power to direct the affairs of ARK, including the disposition of the proceeds of the sale of the securities held by ARK. LDI is the sole member of the Collateral Manager. Tilton is the manager of the Collateral Manager and the manager and majority owner of LDI.

                  (e)      Not applicable.

         (c) LDI
             ---


                              Page 12 of 18 Pages

                  (a),(b) The information set forth in Rows 7 through 13 of the cover page hereto for LDI is incorporated herein by reference.

                  (c)      None.

                  (d) The Collateral Manager, as the collateral manager to ARK, has the power to direct the affairs of ARK, including the disposition of the proceeds of the sale of the securities held by ARK. LDI is the sole member of the Collateral Manager. Tilton is the manager of the Collateral Manager and the manager and majority owner of LDI.

                  (e)      Not applicable.

         (d) Tilton
             ------

                  (a),(b) The information set forth in Rows 7 through 13 of the cover page hereto for Tilton is incorporated herein by reference.

                  (c)      None.

                  (d) The Collateral Manager, as the collateral manager to ARK, has the power to direct the affairs of ARK, including the disposition of the proceeds of the sale of the securities held by ARK. LDI is the sole member of the Collateral Manager. Tilton is the manager of the Collateral Manager and the manager and majority owner of LDI.

                  (e)      Not applicable.


Item 6.  Contracts, Arrangements, Understandings Or  Relationships With Respect
------   -----------------------------------------------------------------------
         To Securities Of The Issuer.
         ---------------------------

         Other than the Registration Rights Agreement described in Item 4 above and as otherwise described above, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons or between such persons and any other person with respect to any securities of the Company, including but not limited to transfer or voting of any securities of the Company, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies.


                              Page 13 of 18 Pages

Item 7.  Materials To Be Filed As Exhibits.
------   ---------------------------------

         There is filed herewith as Exhibit 1 a written agreement relating to the filing of joint acquisition statements as required by Section 240.13d-1(k) under the Securities Exchange Act of 1934, as amended. The Merger Agreement described in Item 3 is filed as Exhibit 2.1 to the Company's 8-K filed with the SEC on February 27, 2002 and incorporated herein by reference. The Exchange Agreement described in Item 3 is filed as Exhibit 2.2 to the Company's 8-K filed with the SEC on February 27, 2002 and incorporated herein by reference. The Registration Rights Agreement described in Item 4 is filed as Exhibit B to the Exchange Agreement, itself filed as Exhibit 2.2 to the Company's 8-K filed with the SEC on February 27, 2002, and incorporated herein by reference. The Commitment Letter described in Item 3 is filed as Exhibit 10.4 to the Company's 8-K filed with the SEC on February 27, 2002 and incorporated herein by reference.


                              Page 14 of 18 Pages

                                   SIGNATURES


         After reasonable inquiry and to the best of our knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 28, 2003

                                                    ARK CLO 2000-1, LIMITED

                                                    By: Patriarch Partners, LLC,
                                                        its Collateral Manager

                                                    By: /s/ Lynn Tilton
                                                        -------------------
                                                        Name: Lynn Tilton
                                                        Title: Manager


                                                    PATRIARCH PARTNERS, LLC

                                                    By: /s/ Lynn Tilton
                                                        -------------------
                                                        Name: Lynn Tilton
                                                        Title: Manager


                                                    LD INVESTMENTS, LLC

                                                    By: /s/ Lynn Tilton
                                                        -------------------
                                                        Name: Lynn Tilton
                                                        Title: Manager




                                                    /s/ Lynn Tilton
                                                    -----------------------
                                                    Lynn Tilton



                              Page 15 of 18 Pages

                                                                         ANNEX 1


         Set forth below with respect to the Collateral Manager and LDI is the following information: (a) name; (b) address; (c) principal business; (d) state of organization; and (e) controlling persons. Set forth below with respect to Tilton is the following: (a) name; (b) business address; (c) principal occupation; and (d) citizenship. Set forth below with respect to each control person is the following: (a) name; (b) business address; (c) principal occupation; and (d) citizenship.

1.       The Collateral Manager
         ----------------------

                  (a)   Patriarch Partners, LLC
                  (b)   40 Wall Street, 25th Floor, New York, NY 10005
                  (c)   Serves as collateral manager of ARK
                  (d)   Delaware limited liability company
                  (e)   Manager:   Lynn  Tilton;  Senior  Managing  Director:
                        Gregory Murphy

2.       LDI
         ---

                  (a)   LD Investments, LLC
                  (b) c/o Patriarch Partners, LLC, 40 Wall Street, 25th Floor, New York, NY 10005
                  (c) Sole member of the Collateral Manager and Patriarch Partners II, LLC
                  (d)   Delaware limited liability company
                  (f)   Control Persons: Lynn Tilton, Manager.

3.       Tilton
         ------

         Tilton is a United States citizen whose business address is c/o Patriarch Partners, LLC, 40 Wall Street, 25th Floor, New York, NY 10005. The principal occupation of Tilton is to act as the manager of the Collateral Manager, LDI and certain other affiliated entities and to provide investment, managerial and restructuring and business advice. There is no additional information to disclose with respect to Items 2-6 of the Schedule 13D with respect to Tilton that is not already disclosed in the Schedule 13D.


4.       Control Persons Who Are Not Reporting Persons
         ---------------------------------------------

         Of the Control Persons listed in No. 1(e) above, Gregory Murphy is not also a Reporting Person. With respect to Gregory Murphy, he is a United States citizen whose business address is c/o Patriarch Partners, LLC, 112 South Tryon Street, Suite 700, Charlotte, NC 28284. The principal occupation of Gregory Murphy is Senior Managing Director of Patriarch Partners, LLC. There is no additional information to disclose with respect to Items 2-6 of the Schedule 13D with respect to Gregory Murphy that is not already disclosed in the Schedule 13D.


                              Page 16 of 18 Pages

                                  EXHIBIT INDEX


EXHIBIT 1                        Joint Acquisition Statement Pursuant to Section
                                 240.13d1(k)





                              Page 17 of 18 Pages

                                                                       EXHIBIT 1
                                                                              to
                                                                    SCHEDULE 13D

                           JOINT ACQUISITION STATEMENT
                        PURSUANT TO SECTION 240.13d-1(k)

         The undersigned  acknowledge and agree that the foregoing  statement on
Schedule 13D is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13D shall be filed on behalf of each of the undersigned without the necessity of filing additional joint acquisition statements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him, her or it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the other entities or persons, except to the extent that he, she or it knows or has reason to believe that such information is inaccurate.

Dated:  February 28, 2003

                                                    ARK CLO 2000-1, LIMITED

                                                    By: Patriarch Partners, LLC,
                                                        its Collateral Manager

                                                    By: /s/ Lynn Tilton
                                                        -------------------
                                                        Name: Lynn Tilton
                                                        Title: Manager


                                                    PATRIARCH PARTNERS, LLC

                                                    By: /s/ Lynn Tilton
                                                        -------------------
                                                        Name: Lynn Tilton
                                                        Title: Manager


                                                    LD INVESTMENTS, LLC

                                                    By: /s/ Lynn Tilton
                                                        -------------------
                                                        Name: Lynn Tilton
                                                        Title: Manager



                                                    /s/ Lynn Tilton
                                                    -----------------------
                                                    Lynn Tilton



                              Page 18 of 18 Pages